

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Roger L. Davenport
Chief Executive Officer
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, Tennessee 37067

> **Re: MedQuist Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed on August 31, 2011**
> **File No. 333-176582**

Dear Mr. Davenport:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions about the Exchange Offer and the Merger, page (iii)

Why is there no shareholder vote for the Exchange offer or the Merger…, page (viii)

1. Please supplement the response and disclose the steps CBAY Inc. will take following the exchange offer, including its contribution of Medquist Inc. shares to the merger subsidiary and the relevant provision of the New Jersey Business Corporation Act that would permit the merger subsidiary to conduct a short-form merger without seeking shareholder authorization.

The Exchange Offer and the Merger, page 158

Conditions of the Exchange Offer, page 161

2.   Refer to the second and third conditions on page 162. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or

        indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. It is unclear what "other" actual or threatened legal impediments or "other circumstances" would materially adversely affect the transactions contemplated or the contemplated benefits to the bidder of the transaction. Please revise or advise. Also, the determination of when the conditions are triggered appear to be subject to your sole determination, without qualification as to the reasonableness of your judgment. Given that the filing person has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing person has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition in the second bullet point to further define the scope of the condition and include an objective standard in each of the cited conditions, such as a standard of reasonableness, against which the filing person's discretion may be judged.

3.   We note disclosure relating to your failure to exercise the right to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

4.   Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Undertakings, page II-2

5. It appears that you have not included the undertakings required by paragraphs (a)(5) and (6) and paragraph (h) of Item 512 of Regulation S-K. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact the undersigned at 202-551-3457 if you have any questions. If you require additional assistance, please contact Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions at 202-551-3757.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel